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Part II  -  Other Information

Exhibit 11.1



                     COMPUTATION OF EARNINGS PER SHARE
                                (UNAUDITED)
                 (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
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
                      Three Months Ended June 30,   Six Months Ended June 30,
                      --------------------------    ------------------------
                              1996       1995         1996      1995
                              ----       ----         ----      ----

Primary

  Weighted average shares
  outstanding                7,438      7,094        7,431     7,073

  Common stock equivalent                 317                    332

  Total shares               7,438      7,411        7,431     7,405

  Net income (loss)         $(387)     $1,572     $(2,900)    $2,836

  Per share amount         $(0.05)      $0.21      $(0.39)     $0.38








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